GREENWAY TECHNOLOGIES, INC. SHAREHOLDER COMMITTEE
109 West Church Street

Weatherford, Texas 76086
Telephone (817) 599-0901

February 1, 2019

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Greenway Technologies, Inc.; DFRN14A filed January 22, 2019; Filed by Greenway Technologies, Inc. Shareholder Committee File No. 0-55030

Dear Ms. Chalk:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated January 31, 2019, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Proxy Statement filed on January 22, 2019

General

1. Refer to comment 1 in our last comment letter.  The web site where you will post the proxy materials, as well as certain other data in the proxy statement such as the number of Greenway shares outstanding (see page 9), have been left blank.  Please fill in all blanks in the proxy statement. Information that is subject to change may be bracketed until finalized.

Response:  The proxy statement has been revised.

2. In response to comment 2 in our last letter, you have added Richard Halden as a participant in this solicitation.  Please provide the disclosure required by Item 5(b)(1)(ii) with respect to all participants including Mr. Richard Halden.

Response:  The proxy statement has been revised.

Greenway Technologies Shareholders Entitled to Vote, page 8

3. Refer to footnote 6 in the table of share ownership on page 9 of the revised proxy statement.  Please revise to clarify the meaning of the following statement: “Mr. Takacs is also a director of Greenway Technologies, and has been proposed as a director of Greenway Technologies.”

Response:  The proxy statement has been revised.

Form of Proxy

4. The form of proxy states that it is “Solicited on behalf of the Shareholders of Greenway Technologies.”  As you know, the proxy is actually being solicited on behalf of the dissident Shareholders Committee group.  We think the statement above as it appears may tend to confuse shareholders. Please revise.

Response:  The proxy statement has been revised.

5. The body of your proxy statement states you are soliciting votes for four proposals.  However, the form of proxy includes a means of voting on only a single proposal (Proposal 2 – the election of directors).  Please revise.

Response:  The form of proxy filed on EDGAR shows all means for voting on all proposals.  However, a typographical error was discovered.  The proxy statement has been revised.

In addition, the Greenway Technologies Shareholder Committee acknowledges that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ David Deison,

Chairman of the Greenway Technologies Shareholder Committee

2